Orckit-Corrigent Increases Presence in India

New Branch in Chennai Will Focus on Advancing Company's R&D Efforts

Tel Aviv, Israel – April 13, 2011– Orckit-Corrigent Ltd. (NasdaqGM: ORCT), a leading Packet Transport Network (PTN) vendor, today announced that it has established a new research and development branch in India. The new facility includes multiple research labs and has been established to strengthen research and development efforts of Orckit-Corrigent's PTN solutions for Indian customers, as well as to extend the Company’s global R&D efforts.

"The new R&D team will help improve responsiveness to customer requirements around the world as well as enhance our coverage,” said Mr. Oren Tepper, Vice President, Corporate Sales at Orckit-Corrigent. “Currently, multiple prospects in the public, private and defense sectors are in different phases of evaluating our technologies and products and we believe that Orckit's new R&D branch will provide the company with a unique competitive advantage."

The new R&D team includes experienced software networking professionals with expertise in MPLS/MPLS-TP, TDM over Packet and Ethernet technologies, allowing Orckit-Corrigent to enhance the capabilities of its competitive Packet Transport Network solutions for legacy networking infrastructure migration and next-generation mobile backhauling.

"We welcome the new team in India and are confident that with our new extended capabilities, Orckit-Corrigent will continue to deliver the most scalable and cost effective PTN solutions," said Mr. Yossi Barsheshet, Vice President of R&D at Orckit-Corrigent.

Orckit-Corrigent’s customers include Tier-1 service provider Bharat Sanchar Nigam Limited (BSNL), which selected the Company’s solutions for a nationwide broadband network.

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About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products.
With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel. For more information, please visit http://www.orckit.com
Follow Orckit on Twitter @ORCT

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact Information:
Ruder Finn Israel for Orckit-Corrigent
Matthew Krieger
+972-544-676-950
matthew@ruderfinn.co.il